Filed by TIAA-CREF Funds (Commission File No. 333-282593)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Funds, Inc. (Commission File No. 811- 05309)

Nuveen Mid Cap Value 1 Fund

SPECIAL MEETING OF SHAREHOLDERS

IMPORTANT SHAREHOLDER INFORMATION

Please vote promptly

VOTING IS QUICK AND EASY

Dear Shareholder:

We recently sent you proxy materials concerning an important proposal regarding your investment, which will be considered at the Special Meeting of Shareholders on January 9, 2025. This letter was sent to you because you held shares on the record date and we have not received your vote.

Your vote is critical to this process. Please vote as soon as possible.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

Mark J. Czarniecki

Vice President and Secretary

R1_34208_S97566

Confidential (C)